Exhibit 5(1)
Layne Christensen Company
1900 Shawnee Mission Parkway • Mission Woods, Kansas 66205 • (913) 362-0510 • Fax: (913) 362-0133

STEVEN F. CROOKE
Senior Vice President,
General Counsel and Secretary
June 11, 2009
Board of Directors
Layne Christensen Company
1900 Shawnee Mission Parkway
Mission Woods, Kansas 66205
Gentlemen:
          Reference is made to the Registration Statement on Form S-8 (the “Registration Statement”) of Layne Christensen Company, a Delaware corporation (the “Company”), to be filed with the Securities and Exchange Commission on or about June 11, 2009, for the purpose of registering under the Securities Act of 1933, as amended, 200,000 shares of the Company’s common stock, par value $.01 per share (the “Shares”), including the associated preferred share purchase rights (the “Rights”) issued pursuant to the Rights Agreement, dated as of October 14, 2008, between the Company and National City Bank. Said Shares and Rights are proposed to be issued pursuant to the Layne Christensen Company Capital Accumulation Plan, as amended (the “CAP Plan”).
          I have examined the Company’s Corrected Certificate of Restated Certificate of Incorporation and all amendments thereto, the Bylaws of the Company, as presently in effect, minutes of the applicable meetings of the Board of Directors, Compensation Committee of the Board of Directors and stockholders of the Company, together with such other corporate records, certificates of public officials and other documents as I have deemed relevant to this opinion.
          Based upon the foregoing, it is my opinion that:
          1. the issuance of the Shares and associated Rights have been duly authorized by all necessary corporate action of the Company, and
          2. upon the issuance and delivery of the Shares and associated Rights in the manner contemplated by the CAP Plan, and subject to the Company complying with the terms of the CAP Plan, including, without limitation, receipt of legal consideration in excess of the par value of each Share issued, and when the Shares and associated Rights shall have been duly registered on the books of the transfer agent and registrar therefor in the name or on behalf of the CAP Plan participants or when certificates representing the Shares and associated Rights have been signed by an authorized officer of the transfer agent and registrar therefor, the Shares and associated Rights will be validly issued, fully paid and nonassessable. In rendering the foregoing opinion, I have assumed that the Company will comply with all applicable notice requirements regarding uncertificated shares provided in the General Corporation Law of the State of Delaware.
          The opinions set forth above as they relate to the Rights are limited to the legal issuance of the Rights. I do not express any opinion herein with respect to any other aspect of the Rights, the effect of equitable principles or fiduciary considerations relating to the adoption of the Rights Agreement or the issuance of the Rights or the enforceability or any particular provisions of the Rights Agreement.
          I hereby consent to the reference to myself under the heading “Interests of Named Experts and Counsel” in the Registration Statement. I also consent to the inclusion of this opinion in the Registration Statement as an exhibit thereto.

Sincerely,
/s/ Steven F. Crooke
Steven F. Crooke